Exhibit 12(b)

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Year Ended December 31,
	2004		2003	2002	2001	2000
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$563		498	502	726	878
One-Third of Rents, Net of Income from Subleases	15		14	11	14	14
Preferred Stock Dividends	1		1	1	1	1

Total Fixed Charges	$579		513	514	741	893

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$2,237		2,438	2,299	1,530	1,561
Fixed Charges - Excluding Preferred Stock Dividends	578		512	513	740	892

Total Earnings	$2,815		2,950	2,812	2,270	2,453

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	4.86	x	5.75	5.47	3.06	2.75

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$1,102		1,086	1,430	2,278	2,697
One-Third of Rents, Net of Income from Subleases	15		14	11	14	14
Preferred Stock Dividends	1		1	1	1	1

Total Fixed Charges	$1,118		1,101	1,442	2,293	2,712

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest &
Cumulative Effect of Accounting Change	$2,237		2,438	2,299	1,530	1,561
Fixed Charges - Excluding Preferred Stock Dividends	1,117		1,100	1,441	2,292	2,711

Total Earnings	$3,354		3,538	3,740	3,822	4,272

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	3.00	x	3.21	2.59	1.67	1.58